NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC ANNOUNCES CHANGES TO ITS PEOPLE AND TRANSFORMATION LEADERSHIP TEAM

•	Dorothy Costa appointed as Global Head of People and Transformation

•	Mario Di Loreto is Executive Vice President, Senior Advisor to IGT Group CEO

LONDON, U.K. – Apr. 7, 2020 – International Game Technology PLC (“IGT”) (NYSE:IGT) today announced that Dorothy Costa, who previously served as IGT Vice President of People and Transformation for North America, has been appointed as Global Head of People and Transformation, reporting to Marco Sala effective April 6, 2020. In her new role, Ms. Costa will have strategic oversight for the IGT People and Transformation function, including all business unit senior people partners and the total rewards, diversity & inclusion, organization transformation and global services and talent management centers of excellence.

Mario Di Loreto is transitioning from his position as IGT Executive Vice President of People and Transformation, effective April 6, 2020. Mr. Di Loreto will serve as Executive Vice President, Senior Advisor to IGT CEO Marco Sala through the end of 2020.

“I wish to congratulate Dorothy Costa, whom I will be working with closely as she takes on the role of Global Head of People and Transformation and we continue to advance IGT’s leadership by attracting and cultivating our industry’s foremost talent,” said Marco Sala, IGT CEO. “I would like to thank Mario Di Loreto for his successful transformation of IGT Human Resources into the People and Transformation organization, and for implementing a strategic operating model that has greatly benefitted our Company and global workforce.”

Ms. Costa has more than 26 years of human resources experience, including 22 years in the lottery and gaming industry. Prior to her current role at IGT (formerly GTECH), she served as Senior Director of Human Resources for the Products and Services organization and in a series of roles of increasing responsibility in the Company. Prior to joining the Company, Ms. Costa served in various human resources roles for the Citizens Financial Group in Providence, Rhode Island. Ms. Costa holds a Bachelor of Science degree in Business Management from Rhode Island College, and an MBA in Organizational Leadership from Johnson & Wales University in Providence, Rhode Island. She also completed the Advanced Human Resource Executive Program at the University of Michigan, Michigan Ross School of Business Executive Education.

About IGT
IGT (NYSE:IGT) is the global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Gaming Machines and Lotteries to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivalled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 12,000 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements
This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2019 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance or International Game Technology PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

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Contact:
Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452
Francesco Luti, +39 3485475493; for Italian media inquiries
James Hurley, Investor Relations, +1 (401) 392-7190

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